BARBARA K. CEGAVSKE

Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Designation

 (PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY-DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Designation
For Nevada Corporations
(Pursuant to NRS 78.1955)

1.	Name of corporation:
Xzeres Corp.

2.	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series B Participating Preferred Stock:

The board of directors of XZERES Corp. (the “Corporation”), pursuant to the authority granted thereto under Article III of the Corporation’s First Amended and Restated Articles of Incorporation, hereby establishes a series of the Corporation’s preferred stock, consisting of three thousand (3,000) shares of preferred stock, par value $.001 per share, designated as “Series B Participating Preferred Stock”, having the voting powers, designations, preferences, limitations, restrictions and relative rights set forth with particularity in the Certificate of Designation, Preferences, and Rights of Series B Participating Stock of XZERES Corp., consisting of the [four (4)] pages attached hereto as Attachment “A”, which is incorporated herein by this reference.

3.	Effective date of filing (optional):

4.	Signatures (required)

X /s/ David Hofflich, CEO
Signature

XZERES CORP.

Attachment “A” to Certificate of Designation

CERTIFICATE OF DESIGNATION, PREFERENCES, AND

RIGHTS OF SERIES B PARTICIPATING PREFERRED STOCK

of

XZERES CORP.

Pursuant to Section 78.1955 of the Nevada Revised Statutes (“NRS”):

XZERES Corp., a corporation organized and existing under NRS Chapter 78 (the “Corporation”), in accordance with the provisions of NRS 78.195 and 78.1955, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the First Amended and Restated Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Board of Directors on June 8, 2015, adopted the following resolution creating a series of Preferred Stock designated as Series B Participating Preferred Stock (as hereinafter defined):

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Articles of Incorporation, a series of preferred stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations, and restrictions thereof are as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series B Participating Preferred Stock” and the number of shares constituting such series shall be three thousand (3,000). Each share of Series B Participating Preferred Stock shall have a stated value equal to $2,000 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Stated Value”).

Section 2. Dividends and Distributions.

(A) Holders of shares of Series B Participating Preferred Stock (“Holders”) shall be entitled to receive, and the Corporation shall pay, dividends at the rate per share (as a percentage of the Stated Value per share) of 10% per annum payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the first issuance of a share or fraction of Series B Participating Preferred Stock (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a trading day, the applicable payment shall be due on the next succeeding trading day) in cash, provided that each Holder shall have the option, of permitting the Corporation to satisfy the accrued dividends by issuing common stock of the Corporation to the Holder, in lieu of cash, in an amount equal to the quotient obtained by dividing the amount of accrued dividends due on the Dividend Payment Date by the price per share of Common Stock (as defined below) as set forth in or otherwise determined in accordance with the Fairness Opinion (as defined below).

2

(B) On the date of issuance of the first share of Series B Participating Preferred Stock (the “Closing Date”), the Corporation shall have notified the Holders whether or not it may legally pay cash dividends as of the Closing Date. The Corporation shall promptly notify the Holders at any time the Corporation shall become able or unable, as the case may be, to legally pay cash dividends.

(C) Dividends on the Series B Participating Preferred Stock shall be calculated on the basis of a 360-day year consisting of twelve 30 calendar day periods, shall accrue daily commencing on the first such date after the first issuance of a share or fraction of Series B Participating Preferred Stock, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

Section 3. Voting Rights. The Holders shall have the following voting rights:

(A) Except as otherwise provided herein or required by law, Holders and the holders of shares of Corporation’s common stock (the “Common Stock”) shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation, provided that any action that requires, or is otherwise submitted for, approval of the stockholders of the Corporation, shall notwithstanding the approval thereof by the holders of Common Stock of the Corporation, also require the approval of the Holders holding at least 67% of the outstanding shares of Series B Participating Preferred Stock.

(B) In addition, without first obtaining the consent of the Holders holding at least 67% of the outstanding shares of Series B Participating Preferred Stock, which may be withheld subject to agreement on all customary stockholders’ rights, the Corporation shall not at any time effect the following: (i) any consolidation, merger, combination, or other transaction in which the shares of Common Stock are exchanged for, converted or changed into other stock or securities, cash, or any other property (a “Change of Control Transaction”); (ii) redemptions; (iii) amendments to organizational documents (except as necessary to effect the one-time adjustment to the Applicable Percentage (as defined below) applicable to the Series B Participating Preferred Stock pursuant to Section 5 below); (iv) issuances of debt; (v) issuances of new options, equity, or equity classes; (vi) authorization of dividends; (vii) transfer or exclusive license of technology; (viii) changing the scope of the business; (ix) material expenditures; (x) annual budgets; (xi) change in size of the board; and (xii) approval of employee equity plans.

(C) The Holders collectively shall be entitled to nominate and elect three (3) directors of the Corporation (the “Series B Directors”); provided further, that with respect to those Series B Directors, each Holder shall be entitled to nominate and elect one (1) Series B Director for every 30% of outstanding Series B Participating Preferred Stock held by such Holder (i.e., if a Holder holds between 30% and 59% of the outstanding Series B Participating Preferred Stock, such Holder shall be entitled to nominate and elect one Series B Director, and if a Holder holds between 60% and 89% of the outstanding Series B Participating Preferred Stock, such Holder shall be entitled to nominate and elect two Series B Directors). At each regularly scheduled meeting of the Corporation’s stockholders which is called for the purpose of electing members of the board of directors, the presence in person or by proxy of Holders holding at least 67% of the outstanding shares of Series B Participating Preferred Stock then outstanding shall constitute a quorum of the Series B Participating Preferred Stock for the purpose of electing the Series B directors by the Holders. A vacancy in said directorship filled by the Holders shall be filled only by vote or written consent in lieu of a meeting of the Holders. The Series B Directors may be removed, with or without cause, only by the Holders in the same manner as such director may be elected hereunder. The Corporation shall not increase the number of directors on the Board of Directors of the Corporation to above five (5) members without the consent of the Holders holding 67% of the outstanding shares of Series B Participating Preferred Stock.

Section 4. Reacquired Shares. Any shares of Series B Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Certificate of Designation creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

Section 5. Liquidation, Dissolution, or Winding Up.

Upon any (i) liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary or (ii) in case the Corporation shall enter into Change of Control Transaction (a “Liquidation”), the Holders shall be entitled to receive out of the assets of the Corporationwhether such assets are capital or surplus, or the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged, as applicable, either of the below alternatives, as selected by the Holder in its sole discretion:

(A) For each share of Series B Preferred Stock an amount equal to its Stated Value plus any accrued but unpaid dividends (the “Liquidation Preference”) before any distribution or payment shall be made to the holders of any Common Stock, and if the assets (or other stock, securities, cash and/or any other property (payable in kind), as the case may be ) of the Corporation shall be insufficient to pay in full such amounts, then the entire assets (or other stock, securities, cash and/or any other property (payable in kind), as the case may be ) to be distributed to the Holders shall be distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full; or

3

(B) A distribution of any assets of the Corporation, whether such assets are capital or surplus, or the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged, as applicable, such that the assets (or other stock, securities, cash and/or any other property (payable in kind), as the case may be ) are distributed such that a percentage thereof equal to the Applicable Percentage (as defined below) to the Holders and 100% less the Applicable Percentage to the holders of Common Stock.

The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record Holder.

(C) With respect to three thousand (3,000) shares of Series B Participating Preferred Stock, the “Applicable Percentage” shall be established based on the fairness/valuation opinion (the “Fairness Opinion”) being obtained in accordance herewith and with the Subscription Agreements that the Corporation has entered into with the initial prospective Holders of Series B Participating Preferred Stock (the “Subscription Agreements”). Based on such Fairness Opinion, the initial applicable percentage proposed by the Holders upon their acquisition of the Series B Preferred Stock, will be analyzed and will be utilized if deemed fair, from a financial point of view to the Corporation. In the event that such Fairness Opinion determines that such proposed applicable percentage was not fair from a financial point of view to the Corporation, then such proposed applicable percentage will be adjusted upward or downward in accordance with the Subscription Agreements to ensure that the Applicable Percentage is set at the lowest point of the range provided in such Fairness Opinion that would be deemed fair from a financial point of view to the Corporation; provided however, that if the Holders holding 67% of the outstanding shares of Series B Participating Preferred Stock object to the first Fairness Opinion (the “First Fairness Opinion”): (i) the Corporation shall engage an advisor, as selected by the Board of Directors’ and approved in advance by the Holders holding at least 67% of the outstanding shares of Series B Participating Preferred Stock, to conduct a second Fairness Opinion (the “Second Fairness Opinion”); and (ii) the Applicable Percentage shall then be determined by calculating the average of the two lowest values in the First Fairness Opinion’s and Second Fairness Opinion’s respective fairness ranges. An Amendment to this Certificate of Designation will be filed to effectuate the final determination of the Applicable Percentage in accordance with the above. The Applicable Percentage shall be applicable notwithstanding any additional issuances of the Corporation’s Common Stock or adjustment in the Common Stock, including if the Corporation shall at any time (i) declare any dividend on shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares.

Section 6. No Redemption. The shares of Series B Participating Preferred Stock shall not be redeemable.

Section 7. Ranking. The Series B Participating Preferred Stock shall rank senior to all other series of the Corporation’s Preferred Stock as to the payment of dividends and the distribution of assets.

Section 8. Fractional Shares. The Series B Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series B Participating Preferred Stock.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, XZERES Corp. has caused this Certificate of Designation to be signed by the undersigned this 8th day of June, 2015.

XZERES CORP.

By:
Name:
Title:

4810-5222-6852.

4